AELUMA, INC.

March 21, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1, as amended (File No. 333-285469)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aeluma, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on Tuesday, March 25, 2025, or as soon thereafter as practicable.

Very truly yours,

Aeluma, Inc.

By:	/s/ Jonathan Klamkin
Name:	Jonathan Klamkin
Title:	Chief Executive Officer and Director

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC